March 27, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (212) 450-4083

Richard A. Cheap, Esq.
General Counsel and Secretary
Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287

> **Re: Huntington Bancshares Inc.**
>   **Registration Statement on Form S-4**
>   **Filed on February 26, 2007**
>   **File Number 333-140897**
>   **Annual Report on Form 10-K**
>   **Filed on February 22, 2007**
>   **File Number 000-02525**
>
> **Sky Financial Group, Inc.**
>   **Annual Report on Form 10-K**
>   **Filed on February 23, 2007**
>   **File Number 001-14473**

Dear Mr. Cheap:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide the staff with copies of the board books that Lehman Brothers Inc., Bear, Stearns & Co. Inc. and Sandler O'Neill & Partners, L.P. provided in connection with the transactions.

2. We note that you refer to the exchange of financial projections on page 29 and elsewhere in the document and that you limit your projections to net income. Please revise to disclose the projections to include all material projections.

3. The staff notes the Huntington by-law change relating to the Board and Messrs. Hoaglin and Adams. In this regard, are there any other by-law or certificate of Incorporation changes for either Sky or Huntington that result from this transaction? In addition, do by-law changes require shareholder approval and, if so, is this being accomplished by the vote on the merger? We may have further comment. Please refer to the Fifth Supplement of Telephone Interpretations, September 2004.

Forepart of Registration Statement and Outside Front Cover Page of Prospectus

4. Please revise to provide a cross-reference to the risk factors section, including the page number where it appears in the prospectus. Highlight this cross-reference by prominent type or in another manner. Refer to Item 501 of Regulation S-K.

Table of Contents, page i

5. The staff notes that the Form 10-K for Huntington has incorporated by reference the information required by Items 10 through 14 (see page 20 of the Form 10-K) from this document. However, the staff cannot locate several of the disclosures referenced in the Form 10-K by quotations, *e.g.*, Executive Compensation, Director Compensation, *etc*. Revise the table of contents to specifically list all of those references set forth in quotations in Item 10 through 14 in the Form 10-K to provide a quick reference to the readers.

6. Revise the table of contents to list all proposals in bold for each company, *e.g.*, Sky's Proposal 1- Approve and Adopt the Agreement and Plan of Merger, *etc.*

Questions and Answers, page iv

7. Please provide the staff with the proxy cards.

8. Revise to add another Q&A for appraisal (dissenters') rights. In this regard, explain what must be done or not be done in order to perfect a holder of Sky's common stock's appraisal rights and add a cross-reference to a more detailed discussion elsewhere in the proxy/prospectus.

Summary, page 1

9. Please revise to state that the Summary summarizes "material," not selected

information. Please delete the language in the first sentence beginning "and may not contain . . . ." You can direct readers to the rest of the prospectus.

Consideration to be Received …., page 1

10.   With regard to the stock units referenced by (iii), revise the prospectus to discuss what these are or advise us as to where in the document these are explained. In addition, page 57 discloses Sky has outstanding stock appreciation rights which do not appear to be addressed herein. Please revise or advise.

Interest of Certain Persons…, page 3

11.   Revise to indicate the aggregate dollar amount of the severance payments, and the aggregate dollar value of the vesting accelerations calculated as the difference between the merger consideration and the exercise price of the instrument being accelerated. In addition, disclose the dollar amount Mr. Adams will receive as a result of the merger. In this regard we note on page 55 a payment of $8,371,311.

Selected Consolidated Unaudited Pro Forma Financial Information, page 12

12.   We are unable to recalculate pro forma net interest margin for the year ended December 31, 2005. Please advise or revise as necessary.

Risk Factors, page 14

13.   Please revise to include risk factors that address the merger. For example, in order to complete the transaction, Huntington Bancshares and Sky Financial must first obtain the prior approval of the Federal Reserve Board, the Office of the Comptroller of the Currency and the Ohio Superintendent of Financial Institutions, which may impose additional conditions. In addition, the merger agreement imposes a termination fee and other conditions which discourage other potential mergers. Other examples could include:
   (a) officers and directors of the merging parties have interests in the mergers that are different from, or in addition to, the interests of the shareholders;
   (b) failure to complete the mergers could negatively affect the merging parties' stock prices and each company's future business and operations; and
   (c) uncertainty regarding the mergers and the effects of the mergers could adversely affect each company's relationships with its customers, strategic partners or key employees.

The Huntington Annual Meeting – Proxies, page 16

14.   Revise to discuss how the telephone and internet voting will be secure, i.e., how will the Company know that only holders are using these means of voting.

The Merger – Background of Merger, page 22

15.   Please revise to expand your discussion in the last paragraph on page 22 to address the negotiation of the principal terms of the merger, including the price.

16.   Revise the third full paragraph on page 24 to address why a 90/10 split was proposed and recommended.

Huntington's Reasons for the Merger; Recommendation of Huntington Board…, page 25

17.   We note that you provide a list of factors that Huntington Bancorp has considered. Please revise to disclose (with analysis) and organize the factors according to the positive reasons why the board has decided to engage in the merger. In addition, please provide the negative reasons and analysis considered by the board and discuss why, taking into account these reasons and analysis, the board still recommends the merger.

18.   Please have the discussion of the recommendation specifically mention each line item of the Lehman Brothers and Bear Stearns analysis that does not support the recommendation, and explain why in light of that analysis, the board is recommending the deal.

Sky's Reasons for the Merger; Recommendation of the Sky Board of Directors, page 27

19.   We note that you provide a list of factors that Sky Financial has considered. Please revise to disclose (with analysis) and organize the factors according to the positive reasons why the board has decided to engage in the merger. In addition, please provide the negative reasons and analysis considered by the board and discuss why, taking into account these reasons and analysis, the board still recommends the merger.

20.   Please have the discussion of the recommendation specifically mention each line item of the Sandler O'Neill analysis that does not support the recommendation, and explain why in light of that analysis, the board is recommending the deal.

Opinion of Lehman Brothers, page 29

21.   Please revise to state that Lehman Brothers has consented to the inclusion of its opinion in the prospectus. Please revise to state on page 36 that Bear Stearns and on page 41 that Sandler O'Neil have similarly consented.

General, page 41

22.   We note your disclosure regarding the fees received by Lehman Brothers and
        Bear Stearns. Please revise your disclosure to include for the last two years all
        fees provided to Lehman Brothers and Bear Stearns and any material relationship
        with them for the past two years if different from current disclosure. Also, please
        revise to disclose whether you determined the amount of consideration to be paid
        or Lehman Brothers and/or Bear Stearns recommended such amount. Please also
        similarly revise your disclosure for Sandler O'Neill's Relationship on page 49.

Unaudited Pro Forma Condensed Combined Financial Information, page 74
General

23.   Please tell us how you determined a pro forma adjustment is not required for
        Sky's hedging relationships accounted for under the shortcut method of
        accounting at the date of the business combination. Refer to DIG Issue E-15.
        Please advise or revise as necessary.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Financial
Condition, page 75

24.   We noted the $350 million adjustment to subordinated notes and the
        corresponding $23.6 million adjustment to interest expense on the pro forma
        statement of income (page 76) related to the anticipated new debt in connection
        with the merger. Tell us how you determined the amounts presented are factually
        supportable, that is, within the scope of Article 11 of Regulation S-X. Please
        advise or revise to remove the aforementioned adjustments from the face of the
        pro forma financial statements. We would not object to footnote disclosure
        regarding this matter.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements
Note 2 – Adjustments to Equity, page 78

25.   We noted your adjustment to equity relating to the conversion of the Sky stock
        options to Huntington stock options ($44.5 million). Although we understand
        your adjustment is preliminary, tell us why you believe it is more appropriate to
        use the intrinsic value of the options versus using a fair value model (e.g. black
        scholes) in your estimate. Refer to SFAS 123R. Please advise or revise as
        necessary.

26.   In addition to our comment above, tell us why there is no adjustment to
        compensation expense in your pro forma statement of income as a result of the
        conversion of the options. Please advise or revise as necessary.

Comparison of Rights …, page 83

27.   Noting the disclosure in the second paragraph on page 7 that Huntington's
        approval of the merger is conditioned upon a majority vote of shares cast, the staff
        also notes the disclosure on page 88 that acquisitions require two-thirds of shares
        eligible to be cast. Please provide the staff with the corporate governance
        document (article or by-law) that governs this merger and provide an analysis as
        to why the disclosure on page 88 does not govern.

Compensation Discussion & Analysis, page 110

28.   We note that Mr. Hoagland and Mr. Baldwin's total compensation, base salary
        and, in the case of MR. Hoagland, share ownership requirements are markedly
        greater than those of the other named executive officers. In the last paragraph of
        Section II(B)(1) of Release 33-8732, the Commission clarified that you should
        discuss material differences in the compensation policies between the named
        executive officers. Please revise your Compensation Discussion and Analysis to
        address these differences.

Benchmarking, page 114

29.   At the bottom of page 114 you make references to third-party survey. You also
        discuss, both on page 114 and on page 128, Huntington's compensation goal of
        keeping salaries within the 50th to 75th percentile. Please clarify whether the
        surveys used focused on the two peer groups mentioned in the chart on page 114,
        or if they expanded to evaluate compensation at a different or more expanded list
        of institutions. The reader should be able to understand how Huntington and its
        compensation committee and management use the benchmarks in setting
        compensation.

Stock Options and RSU's, page 120

30.   Please revise this section to identify any expense charges incurred under FAS
        123R due to the Compensation Committee's decision to deem Mr. Baldwin
        retired for the purposes of his options.

Discussion of 2006 Compensation, page 128

31.   We note your disclosure on page 137 covering executive agreements in the
        context of potential payments upon termination and change-in-control. Please
        expand your disclosure to address the executive agreements beyond events of
        termination after the summary compensation table and grants of plan-based
        awards table, or refer to where the investor can find the material terms of each

named executive officer's employment agreement or arrangement. Please refer to Item 402(e) of Regulation S-K.

<u>Item 21. Exhibits and Financial Statement Schedules, page II-2</u>

32.   Please file at least drafts of your tax and legal opinions with your next filing.

33.   Please provide your articles of incorporation and by-laws in accordance with Item 601 of Regulation S-K.

Form 10-K of Huntington Bancshares, Inc. for the Year Ended December 31, 2006

<u>Notes to Consolidated Financial Statements</u>
<u>Note 1- Significant Accounting Policies</u>
<u>Derivative Financial Instruments, page 91</u>

34.   We note your disclosure on page 92 that you use the regression method to evaluate hedge effectiveness on a quarterly or daily basis for certain fair value hedges of fixed-rate debt and portfolio/mortgage loans, respectively. Please tell us the regression outputs you consider when assessing whether these hedges are expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period that the hedge is designated.

Form 10-K of Sky Financial Group Filed on February 23, 2007

<u>Notes to Consolidated Financial Statements</u>
<u>Note 10- Derivative Financial Instruments, page 51</u>

35.   For each type of long-haul hedging relationship (fair value, cash flow, etc.) entered into during the periods presented, please describe for us the quantitative and qualitative measures you use to assess effectiveness both at inception and on an ongoing basis. Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues, which support the use of each test.

<u>Certain Relationships and Related Party Transactions, page 92</u>

36.   Please discuss Sky Financial's policy for the review, approval or ratification of transactions with related persons under Item 404(b) of Regulation S-K.

37.   Revise your discussion regarding transactions between related parties and Sky Financial's banking subsidiaries to reflect whether they are on the same terms, including interest rates, as other persons not related to the bank. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sharon Blume at (202) 551-3474 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker, Senior Counsel, at (202) 551-3422 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Counsel

cc: Miranda So, Esq.
        John H. Butler, Esq.
        George R. Bason, Jr., Esq.
        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, New York 10017